UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VIVEVE MEDICAL, INC.
(Name of Issuer)

Common Stock
(Title of Securities)

92852W105
(CUSIP Number)

James Atkinson

c/o Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

(408) 530-1900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 16, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92852W105

1.	Names of Reporting Persons
Charles Schwab & Co. Inc. for the benefit of
James Gregory Atkinson IRA Contributory Account# 1125-5459
IRS Identification Nos. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	2,669,884

8.	Shared Voting Power	3,916,079 (1)

9.	Sole Dispositive Power	2,669,884

10.	Shared Dispositive Power	3,916,079 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,916,079 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 8/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 2,669,884 shares of common stock held by the IRA and the 784,780 shares of common stock held by the Trust. Mr. Atkinson, individually, also holds (i) 30,600 shares of common stock; (ii) a warrant to purchase 217,733 shares of common stock that was granted on May 12, 2015 and exercisable on that date; (iii) a warrant to purchase 50,000 shares of common stock that was granted on December 16, 2015 and exercisable on that date; (iv) an option to purchase 535,000 shares of common stock, of which 133,750 shares may be purchased within 60 days of the date of this report; and (v) an option to purchase 704,000 shares of common stock, of which 29,332 shares may be purchased within 60 days of the date of this report, all of which are included in this amount.

(2) Based on 59,919,025 shares of common stock outstanding as of December 14, 2015 as reported in the Company’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on December 15, 2015.

CUSIP No. 92852W105

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
Atkinson Family Revocable Trust Dated 8/26/2013

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	784,780

8.	Shared Voting Power	3,916,079 (1)

9.	Sole Dispositive Power	784,780

10.	Shared Dispositive Power	3,916,079 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,916,079 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 8/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 2,669,884 shares of common stock held by the IRA and the 784,780 shares of common stock held by the Trust. Mr. Atkinson, individually, also holds (i) 30,600 shares of common stock; (ii) a warrant to purchase 217,733 shares of common stock that was granted on May 12, 2015 and exercisable on that date; (iii) a warrant to purchase 50,000 shares of common stock that was granted on December 16, 2015 and exercisable on that date; (iv) an option to purchase 535,000 shares of common stock, of which 133,750 shares may be purchased within 60 days of the date of this report; and (v) an option to purchase 704,000 shares of common stock, of which 29,332 shares may be purchased within 60 days of the date of this report, all of which are included in this amount.

(2) Based on 59,919,025 shares of common stock outstanding as of December 14, 2015 as reported in the Company’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on December 15, 2015.

CUSIP No. 92852W105

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
James Atkinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	3,916,079 (1)

8.	Shared Voting Power	3,916,079 (1)

9.	Sole Dispositive Power	3,916,079 (1)

10.	Shared Dispositive Power	3,916,079 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,916,079 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6% (2)

14.	Type of Reporting Person (See Instructions)	IN

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 8/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 2,669,884 shares of common stock held by the IRA and the 784,780 shares of common stock held by the Trust. Mr. Atkinson, individually, also holds (i) 30,600 shares of common stock; (ii) a warrant to purchase 217,733 shares of common stock that was granted on May 12, 2015 and exercisable on that date; (iii) a warrant to purchase 50,000 shares of common stock that was granted on December 16, 2015 and exercisable on that date; (iv) an option to purchase 535,000 shares of common stock, of which 133,750 shares may be purchased within 60 days of the date of this report; and (v) an option to purchase 704,000 shares of common stock, of which 29,332 shares may be purchased within 60 days of the date of this report, all of which are included in this amount.

(2) Based on 59,919,025 shares of common stock outstanding as of December 14, 2015 as reported in the Company’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on December 15, 2015.

Item 1.          Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment 2”) filed by the James Gregory Atkinson IRA Contributory Account# 1125-5459 (the “IRA”), the Atkinson Family Revocable Trust Dated 8/26/2013 (the “Trust”) and James Atkinson (“Mr. Atkinson”) amends and supplements the statement on Schedule 13D originally filed on May 22, 2015 (the “Original Report”), as amended on December 3, 2015 (“Amendment 1”) relating to the common stock, no par value per share (the “Common Stock”) of Viveve Medical, Inc. (the “Issuer”) having its principal executive office at 150 Commercial Street, Sunnyvale, California 94086. Amendment 2 is being filed to report the issuance of a warrant for the purchase of 50,000 shares of the Issuer’s Common Stock and an incentive stock option for the purchase of 704,000 shares of the Issuer’s Common Stock (of which 29,332 shares of Common Stock may be purchased during the 60 day period following this report) to James Atkinson on December 16, 2015.

Item 4.          Purpose of Transaction.

The following paragraph is added to Item 4 of the Original Report:

On December 16, 2015 the Issuer’s Board of Directors granted to Mr. Atkinson a 10-year warrant for the purchase of 50,000 shares of Common Stock at a price of $0.70 per share and an option with a term of 10 years to purchase 704,000 Common Stock at an exercise price of $0.75 per share, of which 29,332 shares of Common Stock may be purchased within 60 days of the date of this report. The warrant and the option were granted to the Reporting Person as part of his compensation as the Issuer’s President and Chief Business Officer.

Item 5.          Interest in Securities of the Issuer.

The following paragraphs (a) and (c) are added to Item 5 of the Original Report.

(a) On December 16, 2015, the IRA was the record owner of 2,669,884 shares of Common Stock, which comprised approximately 4.5% of the Issuer’s outstanding Common Stock, the Trust was the record owner of the 784,780 shares of Common Stock, which comprised approximately 1.3% of the Issuer’s outstanding Common Stock and Mr. Atkinson was the beneficial owner of 461,415 shares of Common Stock comprised of (i) 30,600 shares of Common Stock purchased by Mr. Atkinson for his minor child; (ii) 217,733 shares of Common Stock underlying the warrant issued to Mr. Atkinson on May 12, 2015; (iii) 50,000 shares of Common Stock underlying the warrant issued to Mr. Atkinson on December 16, 2015; (iv) 133,750 shares of Common Stock underlying an option for 535,000 shares of Common Stock that was issued to Mr. Atkinson on February 4, 2015; and (v) 29,332 shares of Common Stock underlying the option for 704,000 shares of Common Stock that was issued to Mr. Atkinson on December 16, 2015, all of which together comprised approximately 0.77% of the Issuer’s outstanding Common Stock. The number of shares of Common Stock outstanding on December 14, 2015 as reported on the Issuer’s registration statement Form S-1 which was filed with the Securities and Exchange Commission on December 15, 2015. was 59,919,025.

(c)     Except as set forth in Item 3 above and in Amendment 1, none of Mr. Atkinson, the Trust or the IRA has effected any transaction in the Common Stock during the last 60 days.

Item 6.          Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The following paragraph is added to Item 6 of the Original Report:

On December 16, 2015 the Issuer issued to Mr. Atkinson a Common Stock Purchase Warrant for the purchase of 50,000 shares of Common Stock at an exercise price of $0.70 per share. The term of the warrant is 10 years. The warrant is immediately exercisable. Also on December 16, 2015, the Issuer issued to Mr. Atkinson an option to purchase 704,000 shares of Common Stock at a price of $0.75 per share. The right to purchase the Common Stock vests over a period of 48 months at the rate of 1/48th per month.

Item 7.          Material to be Filed as Exhibits.

Exhibit 99.1     Joint Filing Agreement, among the IRA, the Trust, and Mr. Atkinson*

Exhibit 99.2     Common Stock Purchase Warrant*

Exhibit 99.3     Option to Purchase Common Stock (1)

*Filed herewith.

(1) To be filed by amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015

CHARLES SCHWAB & CO. INC. FOR THE BENEFIT OF JAMES GREGORY ATKINSON IRA CONTRIBUTORY

Account# 1125-5459

By:	/s/ James Atkinson
By:	James Atkinson, Beneficiary

ATKINSON FAMILY REVOCABLE TRUST DATED 8/26/2013

By:	/s/ James Atkinson
James Atkinson, Trustee

/s/ James Atkinson
James Atkinson, an individual